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                                                                      EXHIBIT 42

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                      INTEROIL ANNOUNCES OIL SHOWS FROM THE
                             MOOSE EXPLORATION WELL

         JULY 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that on-site inspection of the core data from the Moose-1ST sidetrack well indicates more than fourteen oil shows in 135 meters (443 feet) of continuous core from 673 meters (2,208 feet) to 808 meters (2,651 feet). The shows are both in fractures and from porous sections within the limestone. The limestone is in two sections separated by a mudstone from 756 to 758 meters (believed to be Miocene 673-756 meters and Eocene 758-808 meters).

         While the presence of hydrocarbons is encouraging, there is insufficient data to determine commercial significance. The presence of hydrocarbons has been confirmed by Baker Hughes Inteq employed as on-site mud-logging contractors. Core samples have been sent to the Australian Government Commonwealth Scientific & Industrial Research Organization (CSIRO) for independent verification and further study, including hydrocarbon analysis and age dating. Initial gas chromatograph and mass spectrometer results from CSIRO indicate a light natural crude oil of marine origin.

         InterOil is considering testing procedures which may include flow testing, and/or electric wireline logging. In addition to the evaluation of this limestone section the sidetrack drilling will continue in order to determine the presence or absence of the primary targets, the Pale and Subu sandstones.

         "The presence of live oil is the evidence that we needed to confirm our view that the Eocene is a prospective oil zone in Papua New Guinea, and demonstrates the Puri-1 oil flow was not an isolated anomaly," said Andy Carroll, InterOil's General Manager of Exploration and Production. "Specifically, these cores demonstrate reservoir, seal, structure/trap and oil at Moose. The demonstration of oil generation, migration, and preservation upgrades the nearby leads and prospects within our multi-well drilling program."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:
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NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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